Exhibit 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.13 for the three months ended March 31, 2006 were calculated by dividing net income of $384,000 for the period January 1, 2006 to March 31, 2006 by the weighted-average number of common shares outstanding of 2,919,978.